Exhibit 99.1

Condensed Consolidated Interim Financial Statements of
Almaden Minerals Ltd.

Quarter Ended September 30, 2012

NOTICE OF NO AUDITOR REVIEW OF INTERIM
CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated interim financial statements of Almaden Minerals Ltd. for the nine months ended September 30, 2012 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of the consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	September 30,	December 31,
	2012	2011

	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 14)	18,280,488	21,184,159
Accounts receivable and prepaid expenses (Note 4)	1,396,054	1,148,406
Marketable securities (Note 5)	2,568,549	8,471,167
Inventory (Note 6)	274,768	274,768
	22,519,859	31,078,500

Non-current assets
Investments in associate (Note 7)	10,310,993	10,179,423
Exploration and evaluation assets deposit (Note 10(f)(vii))	138,929	138,929
Reclamation deposit	33,264	129,764
Contingent share receivable (Note 8)	280,500	662,700
Property, plant and equipment (Note 9)	1,396,266	1,245,543
Exploration and evaluation assets (Note 10)	15,232,501	10,470,410
	27,392,453	22,826,769
TOTAL ASSETS	49,912,312	53,905,269

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	153,971	565,097
	153,971	565,097

EQUITY
Share capital (Note 11)	75,237,977	73,353,977
Reserves (Note 11)	6,219,294	6,861,644
Deficit	(31,698,930)	(26,875,449)
	49,758,341	53,340,172
TOTAL EQUITY AND LIABILITIES	49,912,312	53,905,269
Commitments (Note 15)

These consolidated financial statements are authorized for issue by the Board of Directors on November 13, 2012.
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/James E. McInnes
Director	Director

Almaden Minerals Ltd.
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$
Revenue
Interest income	47,737	31,146	121,647	133,004
Other income	67,601	27,929	102,201	52,529
	115,338	59,075	223,848	185,533
Expenses
Write-down of interest in mineral properties	306,312	55,146	940,364	241,379
General and administrative expenses (Schedule 1)	512,218	456,936	1,573,276	1,396,719
General exploration expenses	213,240	185,105	637,818	663,482
Share-based payments	1,016,000	434,000	1,732,500	4,879,100
	2,047,770	1,131,187	4,883,958	7,180,680
Operating loss	(1,932,432)	(1,072,112)	(4,660,110)	(6,995,147)

Other income (loss)
Income on mineral property options	-	4,127,166	42,500	4,127,166
Gain (loss) on equity investment (Note 7)	10,285	(32,195)	131,570	186,152
Loss on dilution of equity investment (Note 7)	-	(125)	-	(123,093)
Gain on sale of marketable securities	2,037	53,850	160,107	149,069
Gain (loss) on fair-value of contingent share receivable (Note 8)	11,700	-	(382,200)	-
Gain (loss) on sale of property, plant and equipment	-	357	3,051	(9,374)
Foreign exchange (loss) gain	(80,658)	50,070	(118,399)	(15,259)
(Loss) income before income taxes	(1,989,068)	3,127,011	(4,823,481)	(2,680,486)
Income tax recovery	-	-	-	20,000
Net (loss) income for the period	(1,989,068)	3,127,011	(4,823,481)	(2,660,486)

Other comprehensive income (loss)
Net change in fair value of available-for-sale
financial assets, net of tax of nil	(144,711)	(236,541)	(2,094,872)	(477,211)
Reclassification adjustment relating to available-for-sale
financial assets disposed of in the period, net of tax of nil	(1,867)	(55,047)	344,022	(148,028)
Other comprehensive loss for the period	(146,578)	(291,588)	(1,750,850)	(625,239)

Total comprehensive (loss) income for the period	(2,135,646)	2,835,423	(6,574,331)	(3,285,725)

Basic net (loss) income per share (Note 13)	(0.03)	0.05	(0.08)	(0.05)
Diluted net (loss) income per share (Note 13)	(0.03)	0.05	(0.08)	(0.05)

Almaden Minerals Ltd.
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$
Operating activities
Net (loss) income for the period	(1,989,068)	3,127,011	(4,823,481)	(2,660,486)
Items not affecting cash
Income tax recovery	-	-	-	(20,000)
(Gain) loss on equity investment	(10,285)	32,195	(131,570)	(186,152)
Loss on dilution	-	125	-	123,093
Depreciation	90,140	60,532	235,089	174,060
Gain on sale of marketable securities	(2,037)	(53,850)	(160,107)	(149,069)
(Gain) loss on fair value of contingent share
receivable	(11,700)	-	382,200	-
Income on mineral property options	-	(4,127,166)	(42,500)	(4,127,166)
Write-down of interest in mineral properties	306,312	55,146	940,364	241,379
Share-based payments	1,016,000	434,000	1,732,500	4,879,100
(Gain) loss on sale of property, plant and equipment	-	(357)	(3,051)	9,374
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(189,152)	(314,504)	(247,648)	(469,700)
Accounts payable and accrued liabilities	(168,879)	256,804	(411,126)	304,344
Deferred exploration advances payable	-	(156,956)	-	(156,956)
Net cashed used in operating activities	(958,669)	(687,020)	(2,529,330)	(2,038,179)
Investing activities
Reclamation deposit	76,500	(5,000)	96,500	(5,000)
Net proceeds on sale of marketable securities	55,867	106,768	4,329,375	579,783
Short-term investment	-	-	-	2,000,000
Property, plant and equipment
Purchases	(72,923)	(104,797)	(389,904)	(401,853)
Net proceeds	-	357	7,143	15,022
Assets classified as held for sale	-	-	-	(276,070)
Mineral properties
Costs	(1,952,678)	(1,460,020)	(5,702,455)	(4,505,322)
Net proceeds	-	2,933,750	25,000	2,933,750
Net cash from (used in) investing activities	(1,893,234)	1,471,058	(1,634,341)	340,310
Financing activities
Issuance of shares, net of share issue costs	1,160,000	269,900	1,260,000	5,584,242
Net cash from financing activities	1,160,000	269,900	1,260,000	5,584,242

Net cash (outflow) inflow	(1,691,903)	1,053,938	(2,903,671)	3,886,373
Cash and cash equivalents, beginning of period	19,972,391	18,920,267	21,184,159	16,087,832
Cash and cash equivalents, end of period	18,280,488	19,974,205	18,280,488	19,974,205
Supplemental cash and cash equivalents information - Note 14

Interest paid	-	-	-	-
Interest received	47,737	31,146	121,647	133,004
Taxes paid	-	-	-	-
Taxes received	-	-	-	-

Almaden Minerals Ltd.
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital		Reserves
			Equity settled		Available-for-
	Number of		employee		sale financial	Total
	shares	Amount	benefits	Warrants	assets	reserves	Deficit	Total
		$	$		$		$	$

Balance, January 1, 2011	55,500,822	62,853,930	6,152,073	888,046	(29,868)	7,010,251	(34,170,307)	35,693,874
Shares issued for cash on exercise of stock options	2,030,000	4,922,900	-	-	-	-	-	4,922,900
Fair value of share options allocated to shares issued on exercise	-	2,546,300	(2,546,300)	-	-	(2,546,300)	-	-
Share-based payments	-	-	4,879,100	-	-	4,879,100	-	4,879,100
Private placements	100,000	360,743	-	-	-	-	-	360,743
Shares issued for cash on exercise of warrants	300,999	280,599	-	-	-	-	-	280,599
Fair value of warrants allocated to shares issued on exercise	-	156,470	-	(156,470)	-	(156,470)	-	-
Total comprehensive loss for the period	-	-	-	-	(625,239)	(625,239)	(2,660,486)	(3,285,725)
Balance, September 30, 2011	57,931,821	71,120,942	8,484,873	731,576	(655,107)	8,561,342	(36,830,793)	42,851,491
Shares issued for cash on exercise of stock options	-	-	-	-	-	-	-	-
Fair value of share options allocated to shares issued on exercise	-	-	-	-	-	-	-	-
Share-based payments	-	-	51,600	-	-	51,600	-	51,600
Private placements and other	10,000	25,500	-	-	-	-	-	25,500
Shares issued for cash on exercise of warrants	1,180,500	1,652,700	-	-	-	-	-	1,652,700
Fair value of warrants allocated to shares issued on exercise	-	554,835	-	(554,835)	-	(554,835)	-	-
Total comprehensive loss for the period	-	-	-	-	(1,196,463)	(1,196,463)	9,955,344	8,758,881
Balance, December 31, 2011	59,122,321	73,353,977	8,536,473	176,741	(1,851,570)	6,861,644	(26,875,449)	53,340,172
Shares issued for cash on exercise of stock options	600,000	1,260,000	-	-	-	-	-	1,260,000
Fair value of share options allocated to shares issued on exercise	-	624,000	(624,000)	-	-	(624,000)	-	-
Share-based payments	-	-	1,732,500	-	-	1,732,500	-	1,732,500
Total comprehensive loss for the period	-	-	-	-	(1,750,850)	(1,750,850)	(4,823,481)	(6,574,331)
Balance, September 30, 2012	59,722,321	75,237,977	9,644,973	176,741	(3,602,420)	6,219,294	(31,698,930)	49,758,341

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

1.           Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing or participation of joint venture partners to complete the development of properties and upon future profitable production or proceeds from the disposition of mineral properties.

2.           Basis of preparation

(a)           Statement of compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)           Basis of preparation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2011 consolidated annual financial statements.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

Adoption of new and revised standards and interpretations

The IASB issued a number of new and revised International Accounting Standards, IFRS amendments and related interpretations which are effective for the Company’s financial year beginning on or after January 1, 2012. For the purpose of preparing and presenting the financial statements for the relevant periods, the Company has consistently adopted all these new standards for the relevant reporting periods.  At the date of authorization of these financial statements, the IASB and IFRIC has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods:

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

2.           Basis of preparation (Continued)

(b)	Basis of preparation (continued)

Adoption of new and revised standards and interpretations (continued)

(i)    The following Standards are effective for annual periods beginning on or after July 1, 2012. The Company is assessing the impact of these standards.

IAS 1 (Amendment) Presentation of Financial Statements has revised the way other comprehensive income is presented.

(ii)   The following Standards are effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of these standards.

IFRS 7 (Amendment) Financial Instruments: Disclosure has been revised to include Offsetting Financial Assets and Financial Liabilities.

IFRS 10 Consolidated Financial Statements will replace existing guidance on consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities.

IFRS 11 Joint Arrangements will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs.

IAS 27 Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments.

IAS 28 Investments in Associates and Joint Ventures has been revised and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee.

(iii)  The following Standards are effective for annual periods beginning on or after January 1, 2014. The Company is assessing the impact of these standards.

IAS 19 Employee Benefits (amended 2011) deals with pension plan assets, which do not impact the Company.

(iv)  The following Standard is effective for annual periods beginning on or after January 1, 2015. The Company is assessing the impact of this standard.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

2.           Basis of preparation (Continued)

(b)	Basis of preparation (continued)

Adoption of new and revised standards and interpretations (continued)

IFRS 9 Financial Instruments (‘‘IFRS 9’’) was issued to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets. IFRS 9 was subsequently reissued in October 2010, incorporating new requirements on accounting for financial liabilities.

(c)           Functional currency

The presentation currency of the Company and the functional currency of the Company and each of its subsidiaries are expressed in Canadian dollar.

3.	Significant accounting policies

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2011.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2011.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included.  Operating results for the nine month period ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

4.           Accounts receivable and prepaid expenses

      Accounts receivable and prepaid expenses consist of the following:

	September 30,	December 31,
	2012	2011
Accounts receivable	$743,263	$616,774
HST receivable	130,096	69,424
Allowance for doubtful accounts	(75,030)	(75,030)
Prepaid expenses	597,725	537,238
	$1,396,054	$1,148,406

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

5.           Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be other than significant or prolonged losses, are recorded as other comprehensive income or loss.  During the nine months ended September 30, 2012, the Company determined that $Nil (September 30, 2011 - $Nil) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses.

6.	Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost or mining and estimated net realizable value.  The market value of the gold at September 30, 2012 is $2,782,782 (December 31, 2011 - $2,547,173).

7.           Investments in associate

Gold Mountain Mining Corporation
On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain Mining Corporation (“Gold Mountain”) acquired 100% of the Elk gold deposit. Almaden retains a 2% NSR in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain.  As part of the transaction, Almaden assigned and sold 8.25 million common shares of Gold Mountain at $0.355 per share for gross proceeds of $2,928,750 and now holds 26.75 million common shares of Gold Mountain.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (President, CEO and Director of Almaden) became Directors of Gold Mountain.

Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain’s gain during the nine months ended September 30, 2012 in the amount of $131,570 (September 30, 2011 – loss of $14,198). The fair value of the investment at September 30, 2012 is $9,362,500 (December 31, 2011 - $14,177,500).

The following table summarizes the financial information of Gold Mountain for its years ended December 31, 2011 and 2010:

	December 31
	2011	2010
Total Assets	$31,794,050	$1,205,781
Total Liabilities	$628,018	$69,890
Revenue	$11,877	$-
Net income (loss)	$1,104,080	$(49,505)

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

8.           Contingent share receivable

As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and

ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.

Any bonus shares not released from escrow within five years will be cancelled.  The Company has recorded a contingent share receivable of $105,000 (September 30, 2011 - $Nil) based on management’s best estimate of the fair value of the common shares as at September 30, 2012 and a loss on fair value adjustment of $39,000 (September 30, 2011 - $Nil) in the statement of comprehensive loss during the nine months ended September 30, 2012.

On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. (“Goldgroup”).  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco.  In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares.  An additional 7 million common share will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,

ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,

iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and

iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.

The Company has recorded a contingent share receivable of $175,500 (September 30, 2011 - $Nil) based on management’s best estimate of the fair value of the common shares as at September 30, 2012 and a gain on fair value adjustment of $343,200 (September 30, 2011 - $Nil) in the statement of comprehensive loss during the nine months ended September 30, 2012.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

9.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2011	553,318	139,195	316,495	160,053	65,106	380,532	27,181	1,214,680	2,856,560
Additions	21,599	-	10,500	39,249	-	39,870	-	278,686	389,904
Disposals	(42,822)	-	-	-	-	-	-	-	(42,822)
September 30, 2012	532,095	139,195	326,995	199,302	65,106	420,402	27,181	1,493,366	3,203,642

Accumulated depreciation
December 31, 2011	339,981	121,415	248,719	93,271	55,529	251,417	27,181	473,504	1,611,017
Disposals	(38,730)	-	-	-	-	-	-	-	(38,730)
Depreciation	49,344	2,667	16,162	18,994	1,436	21,374	-	125,112	235,089
September 30, 2012	350,595	124,082	264,881	112,265	56,965	272,791	27,181	598,616	1,807,376

Carrying amounts
December 31, 2011	213,337	17,780	67,776	66,782	9,577	129,115	-	741,176	1,245,543
September 30, 2012	181,500	15,113	62,114	87,037	8,141	147,611	-	894,750	1,396,266

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

10.	Exploration and evaluation assets

	Tuligtic	El Cobre	ATW	Willow	BP	Caldera	Other Properties	Total
Mineral properties	$	$	$	$	$	$	$	$
Acquisition costs Opening balance (December 31, 2011)	231,059	45,599	46,451	148,254	110,047	50,205	385,110	1,016,725
Additions	-	-	-	-	-	-	19,463	19,463
Proceeds from options	-	-	-	-	-	-	(42,500)	(42,500)
Proceeds received from options on mineral properties in excess of cost-reclassified to income	-	-	-	-	-	-	42,500	42,500
Write-down of deferred acquisition costs	-	-	-	-	-	(50,204)	(50,362)	(100,566)
Closing balance (September 30, 2012)	231,059	45,599	46,451	148,254	110,047	1	354,211	935,622
Deferred exploration costs
Opening balance (December 31, 2011)	6,012,795	742,292	1,390,111	629,914	134,736	432,595	111,242	9,453,685
Costs incurred during the period
Drilling and related costs	2,156,961	-	-	-	-	-	-	2,156,961
Professional/technical fees	369,171	11,469	-	8,961	-	911	51,589	442,101
Claim maintenance/lease cost	257,218	28,994	15,551	20,904	32,870	30,360	283,048	668,945
Geochemical	1,726,112	-	-	-	-	-	64,418	1,790,530
Travel and accommodation	100,927	6,703	-	-	-	229	36,363	144,222
Geology, exploration	89,728	90,299	524	16,719	-	-	41,095	238,365
Supplies and misc.	46,862	1,370	70	-	-	1,212	3,938	53,452
Geophysical, geosciences	-	142,500	-	-	-	-	45,341	187,841
Reclamation, environmental	23,317	7,620	-	-	-	-	1,762	32,699
Recoveries	-	-	-	-	-	(30,824)	(1,300)	(32,124)
Write-down of deferred exploration costs	-	-	-	-	-	(434,483)	(405,315)	(839,798)
	4,770,296	288,955	16,145	46,584	32,870	(432,595)	120,939	4,843,194
Closing balance (September 30, 2012)	10,783,091	1,031,247	1,406,256	676,498	167,606	-	232,181	14,296,879
Total exploration& evaluation assets	11,014,150	1,076,846	1,452,707	824,752	277,653	1	586,392	15,232,501

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

10.           Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interest and related spending commitments:

(a)          Tuligtic
The Company acquired a 100% interest in the Tuligtic property.

(b)           El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup.  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco. Goldgroup also transferred to Almaden its 40% interest in the El Cobre property. The Company owns 100% interest in the El Cobre property.

(c)           ATW

The Company has a net 66.2% interest in this diamond property in the Northwest Territories through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.

(d)           Willow

In 2007, the Company acquired a 100% interest in the Willow property in Nevada by staking.

(e)           Caldera

The Company acquired a 100% interest in the Caldera property by staking.  During 2010, the Company entered into an agreement with Windstorm Resources Inc. ("Windstorm") to earn a 60% interest in the property.  Windstorm would have to incur exploration expenditures of US$5,000,000 and issue 1,000,000 shares to the Company within six years.  During the nine months ended September 30, 2012, Windstorm terminated the Option Agreement.  The write-down recognized in 2012 is $484,687 (2011 - $Nil).

(f)           Other

(i)	Nicoamen River
The Company staked and acquired a 100% interest in the Nicoamen River property.  During 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”) to earn a 60% interest.  During 2011, Fairmont terminated its option on the property.

(ii)	Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property.

(iii)	Merit
The Company acquired a 100% interest in the Merit property by staking.  During 2010, the Company entered into an agreement with Sunburst Explorations Inc. (“Sunburst”) to earn a 60% interest.  Sunburst has to incur exploration expenditures of $3,000,000 and issue 700,000 shares to the Company within five years from the listing of the stock on the TSX Venture Exchange.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

10.           Exploration and evaluation assets (Continued)

(f)           Other (continued)

(iv)  San Carlos / San Jose
The Company acquired a 100% interest in the San Carlos claims by staking and purchasing a 100% interest in the San Jose claim.  The write-down recognized in 2012 is $56,283 (2011 - $56,149).

(v)	Yago
The Company acquired a 100% interest in the Tepic claim by staking and purchasing a 100% interest in the La Sarda, Guadalupe and Sagitario claims. During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim. During 2007, the Company acquired a 100% interest in the As de Oro claim.   The write-down recognized in 2012 is $101,278 (2011 - $Nil).

(vi)	Bufa
The Company staked and acquired a 100% interest in the Guadalupe claim.  During 2010, the Company sold its 100% interest in the property to Lincoln Gold Corp.  The Company retains a 2% NSR.

(vii)	Matehuapil
During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572 was paid, representing 20% of the purchase price. The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.    The Company subsequently entered into an agreement with now Golden Minerals Company (“Golden Minerals”) formerly Apex Silver Mines Limited to earn a 60% interest.  Golden Minerals must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).

(viii)	Tropico
During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. entered into an agreement with Skeena Resources Ltd. (“Skeena”) to earn a 60% interest. Skeena must incur expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.  During 2010, the joint venture sold its 100% interest in the property to Skeena.  The Company received 2,560,000 common shares of Skeena (fair market value on receipt - $153,600).  The joint venture retains a 2% NSR interest in the property.

(ix) Other write-downs of interest in mineral properties
The Company wrote down its interest in other mineral properties in aggregate by $298,116 during the nine months ended September 30, 2012 (2011 - $185,230).

11.	Share capital and reserves

(a)	Authorized share capital

At September 30, 2012, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At September 30, 2012, the Company had reserved 57,232 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the nine months ended September 30, 2012 vested immediately. The continuity of stock options for the nine months ended September 30, 2012 is as follows:

Expiry date	Exercise price	December 31, 2011	Granted	Exercised	Expired/ cancelled	September 30, 2012
March 25, 2012	$3.90	45,000	-	-	(45,000)	-
September 10, 2012	$2.32	500,000	-	(500,000)	-	-
November 1, 2012	$2.72	60,000	-	-	-	60,000
November 15, 2012	$2.68	100,000	-	-	-	100,000
December 13, 2012	$4.30	25,000	-	-	-	25,000
March 17, 2013	$2.35	40,000	-	-	-	40,000
April 12, 2013	$2.36	-	25,000	-	-	25,000
December 29, 2013	$0.68	125,000	-	-	-	125,000
May 4, 2014	$2.18	-	65,000	-	-	65,000
July 13, 2014	$1.96	-	170,000	-	-	170,000
November 25, 2014	$0.81	150,000	-	-	-	150,000
January 4, 2015	$1.14	1,040,000	-	-	-	1,040,000
June 21, 2015	$1.00	240,000	-	(100,000)	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	-	205,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	125,000	-	-	-	125,000
June 8, 2016	$3.29	2,320,000	-	-	-	2,320,000
August 15, 2016	$2.93	200,000	-	-	-	200,000
May 4, 2017	$2.18	-	250,000	-	-	250,000
June 8, 2017	$2.25	-	75,000	-	-	75,000
September 11, 2017	$2.63	-	500,000	-	-	500,000
Options outstanding and exercisable		5,475,000	1,085,000	(600,000)	(45,000)	5,915,000
Weighted average
exercise price		$2.39	$2.36	$2.10	$3.90	$2.40

11.	Share capital and reserves (Continued)

(b)           Share purchase option compensation plan (continued)

The weighted average grant date fair value of 25,000 stock options granted on April 12, 2012 was $0.74. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.00%; expected life of 1 year; expected volatility of 76.46%; and expected dividends of $Nil.

The weighted average grant date fair value of 65,000 stock options granted on May 4, 2012 was $1.05. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.00%; expected life of 1.5 years; expected volatility of 107.19%; and expected dividends of $Nil.

The weighted average grant date fair value of 250,000 stock options granted on May 4, 2012 was $2.03. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.20%; expected life of 5 years; expected volatility of 169.48%; and expected dividends of $Nil.

The weighted average grant date fair value of 75,000 stock options granted on June 8, 2012 was $1.63. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.20%; expected life of 3 years; expected volatility of 128.07%; and expected dividends of $Nil.

The weighted average grant date fair value of 170,000 stock options granted on July 13, 2012 was $0.80. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.07%; expected life of 2 years; expected volatility of 76.42%; and expected dividends of $Nil.

The weighted average grant date fair value of 500,000 stock options granted on September 11, 2012 was $1.76. The fair value of these options was determined on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 1.22%; expected life of 5 years; expected volatility of 77.87%; and expected dividends of $Nil.

12. Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer and the Chief Financial Officer.  The aggregate compensation paid or payable to key management for services is as follows:

	Nine months ended September 30, 2012		Nine months ended September 30, 2011

Salaries, fees and benefits	$461,250	(i)	$451,398	(iii)
Share-based payments	1,509,750	(ii)	2,329,250	(iv)
Directors’ fees	39,000		33,000
	$2,010,000		$2,813,648

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

12.	Related party transactions and balances (Continued)

(a)	Compensation of key management personnel (continued)

(i)
Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company controlled by the Chairman of the Company, was paid $168,750 for geological services provided to the Company and recorded in General Exploration Expenses.  An additional $9,000 was paid to Hawk Mountain for marketing and general administration.

(ii)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of 250,000 option-based awards is based on the fair value of the awards ($2.03) calculated using the Black-Scholes model at the May 4, 2012 grant date.  The value of 75,000 option-based awards is based on the fair value of the awards ($1.63) calculated using the Black-Scholes model at the June 8, 2012 grant date. The value of 500,000 option-based awards is based on the fair value of the awards ($1.76) calculated using the Black-Scholes model at the September 11, 2012 grant date. All options vested upon grant.

(iii)
Hawk Mountain was paid $154,688 for geological services provided to the Company and recorded in General Exploration Expenses.  An additional $27,775 was paid to Hawk Mountain for marketing and general administration.

(iv)
Comprised of options granted pursuant to the Company’s stock option plan.  The value of 1,175,000 option-based awards is based on the fair value of the awards ($1.89) calculated using the Black-Scholes model at the June 8, 2011 grant date.  The value of 50,000 option-based awards is based on the fair value of the awards ($2.17) calculated using the Black-Scholes model at the August 15, 2011 grant date. All options vested upon grant.

(b)	Other related party transactions

i)  Gold Mountain Mining Corporation (“Gold Mountain”)

Gold Mountain has two Directors, Duane Poliquin and Morgan Poliquin, in common with Almaden, and Almaden owns 38.8% of Gold Mountain’s common shares.

During the nine months ended September 30, 2012, the Company charged Gold Mountain $172,655 (2011 - $202,245) for surveys undertaken on behalf of Gold Mountain and exploration expenditures relating to the Elk project. These amounts were valued at the exchange amount agreed to by the parties.  At September 30, 2012, Gold Mountain owed the Company $65,620 (2011 - $202,245).

ii)  Blue Sky Uranium Corp. (formerly Windstorm Resources Ltd.) (“Windstorm”)

Prior to July 5, 2012, a Director of Almaden, Gerald Carlson was also Windstorm’s former President and Director.

In September 2010, the Company optioned the Caldera property to Windstorm such that Windstorm may earn a 60% interest in the property.  On June 4, 2012, Windstorm terminated the Option Agreement.

12.	Related party transactions and balances (Continued)

(b)	Other related party transactions (continued)

iii)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.  The Company has two directors, Duane Poliquin and James McInnes, in common with ATW.

iv)  Other

During the nine months ended September 30, 2012, the Company paid a company controlled by the former CFO and current Director of the Company $200 (2011 - $26,225) for accounting services provided to the Company.

13.	Net loss per share

Basic and diluted net loss per share:

The calculation of basic net loss per share for the three months ended September 30, 2012 was based on the loss attributable to common shareholders of $1,989,068 (September 30, 2011 – gain of $3,127,011) and a weighted average number of common shares outstanding of 59,347,321 (September 30, 2011 – 57,900,136).

The calculation of basic net loss per share for the nine months ended September 30, 2012 was based on the loss attributable to common shareholders of $4,823,481 (September 30, 2011 – $2,660,486) and a weighted average number of common shares outstanding of 59,226,336 (September 30, 2011 – 56,961,118).

The calculation of diluted net loss per share for the three months ended September 30, 2012 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 5,096,562 stock options (September 30, 2011 – 3,908,704 stock options and 675,087 warrants).

The calculation of diluted net loss per share for the nine months ended September 30, 2012 includes the weighted average number of common shares outstanding adjusted for the effects of all dilutive potential common shares, which comprise of 3,030,067 stock options (September 30, 2011 – 2,193,216 stock options and 775,397 warrants).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

14.           Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	September 30, 2012	September 30, 2011

Investing activities
Reversal of equity settled employee benefits reserve on exercise of options	$624,000	$2,546,300
Reversal of warrants reserve on exercise of warrants	-	156,470
Shares received on sale of resource properties	-	10,206,250

Supplemental information regarding the split between cash and cash equivalents is as follows:

	September 30, 2012	December 31, 2011

Cash	$12,973,287	$7,390,793
Term Deposits	5,307,201	-
Government of Canada (T-Bills)	-	9,998,700
Bankers Acceptance	-	3,794,666
	$18,280,488	$21,184,159

15.           Commitments

The Company has entered into an operating lease for office premises through 2016.  The Company has also entered into a contract with its Chairman for remuneration of $225,000 annually (amended) for two years, renewable for two additional successive terms of 24 months.

As at September 30, 2012, the remaining payments for the executive contract and the operating lease are due as follows:

	2012	2013	2014	2015	2016	Total

Office lease	$16,750	$67,000	$75,000	$81,000	$6,700	$246,450
Executive contracts	56,250	75,000	-	-	-	131,250
	$73,000	$142,000	$75,000	$81,000	$6,700	$377,700

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

16.           Financial instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)           Currency risk
The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at September 30, 2012, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$247,910	$64,637
Accounts receivable and prepaid expenses	-	383,671
Total assets	$247,910	$448,308

Trade and other payables	$40,800	$23,477
Total liabilities	$40,800	$23,477

Net assets	$207,110	$424,831

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $25,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $6,500.

(b)           Credit risk
The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s HST and VAT receivables consist primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2012, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

16.           Financial instruments (Continued)

(c)           Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)           Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $167,000.

 (e)          Commodity price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $28,000.

                 (f)           Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$18,280,488	$-	$-	$18,280,488
Marketable securities	2,568,549	-	-	2,568,549
	$20,849,037	$-	$-	$20,849,037

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the nine months ended September 30, 2012
(Unaudited - Presented in Canadian dollars)

17.           Management of capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

18.           Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	September 30, 2012	December 31, 2011
Canada	$2,367,601	$6,135,926
United States	1,128,331	1,072,760
Mexico	13,132,835	4,507,267
	$16,628,767	$11,715,953

The Company’s revenues were all earned in Canada primarily from interest income on corporate cash reserves and investment income.

Almaden Minerals Ltd.				Schedule 1
Consolidated schedules of general and administrative expenses
(Unaudited - Expressed in Canadian dollars)
	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Professional fees	75,309	77,284	293,738	233,499
Salaries and benefits	128,578	74,086	383,081	169,542
Travel and promotion	65,976	93,710	161,426	247,273
Depreciation	90,140	60,532	235,089	174,060
Office and license	41,610	50,436	138,624	164,949
Rent	39,241	39,771	118,148	125,322
Stock exchange fees	34,970	21,139	106,901	124,302
Insurance	25,388	27,075	78,147	80,570
Transfer agent fees	11,006	12,903	19,122	41,791
Directors fees	-	-	39,000	35,411
	512,218	456,936	1,573,276	1,396,719